FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of June 2026

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

13-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  X     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Files Annual Report on Form 20-F

2.	Nomura Announces Top Management Appointments

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: June 23, 2026	By:	/s/ Akito Bato
Akito Bato
Senior Managing Director

Nomura Files Annual Report on Form 20-F

Tokyo, June 23, 2026—Nomura Holdings, Inc. filed its Annual Report on Form 20-F, for the fiscal year ended March 31, 2026, with the U.S. Securities and Exchange Commission on June 22, 2026. The report can be accessed via Nomura’s website at:

https://www.nomuraholdings.com/investor/library/sec/

Shareholders of Nomura Holdings, Inc., including holders of its American Depositary Receipts, can request a free printed copy of the Annual Report on Form 20-F, which contains Nomura’s most recent audited consolidated financial statements. Requests may be submitted via:

https://www.nomuraholdings.com/form/en/agree_07.html

ends

For further information please contact:

Name	Company	Telephone
Kenji Yamashita	Nomura Holdings, Inc. Group Corporate Communications Dept.	81-3-3278-0591

Nomura

Nomura is a financial services group with an integrated global network. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its four business divisions: Wealth Management, Investment Management, Wholesale (Global Markets and Investment Banking), and Banking. Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.

Nomura Announces Top Management Appointments

Tokyo, June 23, 2026—Nomura Holdings, Inc. today announced the appointments of members of its Board of Directors and Executive Officers, which were made, respectively, at the Annual General Meeting of the Shareholders and the Board of Directors meeting held today.

1.	Directors

Koji Nagai	Reappointment	Chairman of the Board of Directors
Kentaro Okuda	Reappointment	Representative Executive Officer, President and Group CEO
Yutaka Nakajima	Reappointment	Representative Executive Officer, Deputy President
Shoji Ogawa	Reappointment Member of the Audit Committee (full-time) and Board Risk Committee
Victor Chu	Outside Director Reappointment Member of the Audit Committee	Chairman and Chief Executive Officer of First Eastern Investment Group
Patricia Mosser	Outside Director Reappointment Chairperson of the Board Risk Committee

Special Research Scholar and Director of Central Banking and Financial Policy at Columbia University, School of International and Public Affairs

Former Deputy Director of the Office of Financial Research, U.S Department of the Treasury Former Senior Vice President of the Federal Reserve Bank of New York

Takahisa Takahara	Outside Director Reappointment Member of the Nomination Committee and Compensation Committee	Representative Director, President & CEO of Unicharm Corporation
Miyuki Ishiguro	Outside Director Reappointment Member of the Nomination Committee, Compensation Committee and Board Risk Committee	Lawyer Partner of Nagashima Ohno & Tsunematsu
Masahiro Ishizuka	Outside Director Reappointment Chairman of the Audit Committee	Certified Public Accountant Former Partner of Deloitte Touche Tohmatsu LLC
Taku Oshima	Outside Director Reappointment Chairman of the Nomination Committee and Compensation Committee	Chairman and Representative Director of NGK Corporation Former President and Representative Director of NGK INSULATORS, LTD. (Currently NGK Corporation)
Nellie Liang	Outside Director Reappointment Member of the Board Risk Committee

Former Under Secretary for Domestic Finance, U.S. Department of the Treasury

Former Director, Division of Financial Stability, U.S. Federal Reserve Board

Former Visiting Scholar, Monetary and Capital Markets Department, International Monetary Fund

2.	Executive Officers

Kentaro Okuda	Representative Executive Officer and President Group CEO
Yutaka Nakajima	Representative Executive Officer and Deputy President
Toshiyasu Iiyama	Executive Officer, Deputy President Chief of Staff, Head of Well-Growing Institute and Head of China Committee
Christopher Willcox	Executive Officer, Deputy President Head of Wholesale and Chairman of Investment Management (based in New York)
Go Sugiyama	Executive Officer, Deputy President Head of Banking
Takumi Kitamura	Executive Officer CTO (Chief Transformation Officer)
Sotaro Kato	Executive Officer CRO (Chief Risk Officer) (based in New York)
Hiroyuki Moriuchi	Executive Officer CFO (Chief Financial Officer)

ends

For further information please contact:

Name	Company	Telephone
Kenji Yamashita	Nomura Holdings, Inc.	81-3-3278-0591
Group Corporate Communications Dept.

Nomura

Nomura is a financial services group with an integrated global network. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its four business divisions: Wealth Management, Investment Management, Wholesale (Global Markets and Investment Banking), and Banking. Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.